
05009285


ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Sydney Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

21 June 2005

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA


RECEIVED
WASH, D.C.

Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

pp K. Callaghan

Andrew Geddes
Investor & Media Relations Manager

encl

Attention ASX Company Announcements Platform
Lodgement of Open Briefing®


ventracor
the heart company


open briefing

corporatefile.com.au

Ventracor Limited
126 Greville Street
Chatswood, NSW 2067
Australia


SEC MAIL
WASH. D.C.
SECTION

Date of lodgement: 21-Jun-2005

Title: Open Briefing®. Ventracor. COO on US Strategy & Business Update

Record of interview:

corporatefile.com.au
In February 2005, you were appointed Ventracor Limited's Chief Operating Officer, based in the US. In your recent presentation to UK and US investors you talked about expanding into the US. What are your responsibilities and strategic objectives?

COO Peter Crosby
I was appointed to lead the company's clinical and regulatory activities, strategic marketing, and sales and distribution in global markets. My role primarily focuses on establishing a beachhead for Ventracor in the US and, secondarily, on advancing our business in Europe.

Our strategic objective in the US is to quickly complete the recruitment of patients for our clinical trial, gather the data that shows our Left Ventricular Assist System (LVAS) known as VentraAssist™ is safe and efficacious and submit that data in a Pre-Market Approval (PMA) application to the US FDA, and then obtain approval to market. At the same time, we'll be developing important relationships with key opinion leaders in the field of implantable blood pumps, establishing our presence in the market and making contact with potential investors.

corporatefile.com.au
What strategic initiatives have you implemented to boost Ventracor's US presence since your appointment?

COO Peter Crosby
Although I'm still an army of one, I've already put in place several initiatives to help build our organisation.

Firstly, I've engaged a well-known medical device recruiter to help us form a team with expertise in clinical trials, clinical trial reimbursement, field support and regulatory affairs.

Secondly, we've moved forward with our clinical trial partner, the International Center for Health Outcomes and Innovation Research (InCHOIR), based at Colombia University, New York. In fact, we recently held our first Investigators' Meeting in New York with 40 attendees, including the key members of the Australian team who have done so much to get us to where we are – people like Dr. John Woodard and Professor Don Esmore. We have made the key clinical trial appointments, including the principal investigator, Professor Eric Rose of Columbia University and the Chairman of the Steering Committee, Professor Robert Kormos of the University of Pittsburgh Medical Center.

Thirdly, I've visited several hospitals specialised in implanting LVASs in order to raise awareness of our company and our product, including its features and potential benefits. So far, the response has been very positive.

Finally, I've raised awareness of our business within the investment and banking community. We've already received many expressions of interest from potential investors outside Australia. I've talked with a number of investment analysts about the company and our potential to become a major player in the field of LVASs.

corporatefile.com.au
Ventracor is targeting to trial in the US whilst progressing its European trial which is already well underway. How large is the US market and what segments of the market are you targeting?

COO Peter Crosby
The US is the world's largest market for medical devices. Any company in our industry with ambitions to become a global player has to find a way to be successful in the US. Our target market in the US consists of two segments: Bridge-to-Transplant (BTT) and Destination Therapy (DT).

The BTT market comprises patients who are awaiting a heart transplant but experience a deteriorating medical condition before a donor heart becomes available. In many cases, the temporary support provided by an implanted LVAS has been able to prolong life until a donor heart becomes available, and then the patient can enjoy many more years of life after heart transplantation. We've seen this happen in a number of Australian patients who were implanted with VentraAssist™ before they received a heart transplant.

The worldwide heart transplant market is small, comprising only a few thousand patients a year. This number is actually falling because the number of donors is declining. Yet there are many people with advanced heart failure who are not

eligible to receive a heart transplant due to their age, medical condition or other factors.

Patients who are not eligible to receive a heart transplant and who've reached the end of the line with medical therapy may find that an implantable blood pump is their only hope. This is the Destination Therapy (DT) or Alternative to Transplant (ATT) market. The DT market is potentially huge, with more than 50,000 possible implants per year. So far, no company has been successful in this market as a result of various limitations of early generation devices, particularly relating to reliability.

Heart pumps need to be "reliable" (reliable in the long-term), "efficacious" (i.e. it works) and "forgettable" (in that it's very easy to manage for the patient, implanting physicians and cardiologists). We believe that our BTT clinical trials will show that our device meets these major requirements and that our pump has the attributes which form the basis for an ideal LVAS for the DT market.

corporatefile.com.au
Could you outline your US sales strategy?

COO Peter Crosby
Our sales and marketing strategy will be to target the medical teams who specialise in implanting LVASs and to raise awareness of VentrAssist™ in the cardiology community.

There are currently only 69 hospitals and clinics in the US accredited to implant LVASs and receive reimbursement but we expect this number to grow as work continues to be carried out in establishing an accreditation scheme for more hospitals and clinics. Because this number is still small, we believe we can address the market with a small dedicated sales force which we'll build up over the next few years.

The responsibilities of our sales force will be two-fold: to target implanting centres and to implement an education programme for the referring cardiologists. We'll also be open to considering more cost-effective and faster ways of growing in the market through a distribution partner.

corporatefile.com.au
Will your US strategy require you to train the medical staff in all the hospitals and clinics you're targeting, and if so, how would you achieve this?

COO Peter Crosby
Yes, it would. As part of our sales and marketing effort, we'll have a field support group consisting of clinical engineers and a sales team. The field support group will be responsible for training surgeons, hospital support teams such as intensive care units and care givers.

corporatefile.com.au
How large is your field support group going to be and where do you intend to source the people from?

COO Peter Crosby
Our field support strategy will involve a multi-step process. In the first step, we have contracted an established field support group called Vital Engineering based at the University of Pittsburgh, Pennsylvania, who will provide training and field support for the start of the clinical trial. They've carried out field support for several companies and have experience in over 800 implants of mechanical circulatory support devices.

We will support Vital Engineering by rotating some of our experienced Australian based people through their organisation at the start. As our requirements begin to exceed the capabilities of Vital Engineering, we'll progressively put in place our own group to work in partnership with Vital Engineering in order to widen our reach.

corporatefile.com.au
In February, you received the US FDA's conditional approval to start a feasibility study involving the implant of VentrAssist™ in 10 bridge-to-transplant (BTT) patients. What progress have you made in finalising the trial protocol, preparing the study and receiving unconditional approval to start it?

COO Peter Crosby
We've worked with the FDA over the last few months and have reached agreement on major outstanding issues.

There is a complex process between the time FDA clearance is obtained and the time the first implant is carried out; it involves obtaining approval from each institution's ethics committee, known as an Institutional Review Board (IRB); training the surgical teams and hospital care givers; negotiating with the centres various aspects of the clinical trial; and carrying out a logistics plan to ensure our product is made available in the right place at the right time. Once all these steps have been climbed, each centre then waits for patients who not only meet the enrolment criteria and but also consent to participating in the clinical trial.

There are many moving parts and managing them will be a challenge. We believe we've done a good job with the process so far and hope to see our first implant carried out in the US very soon.

Our feasibility study on 10 patients will be carried out in five centres: Columbia University (New York), University of Maryland (Baltimore), University of Minnesota (Minneapolis), University of Pittsburgh Medical Center and the Cleveland Clinic.

corporatefile.com.au
You obtained the FDA conditional approval just two months after submitting an Investigational Device Exemption (IDE) application. What do you regard as a realistic time frame for completing the feasibility study?

COO Peter Crosby
Ten patients must be enrolled in order to complete the feasibility study. After the last patient meets the targeted end point as per our clinical trial protocol, we'll be

able to compile and analyse the data and submit it in a report to the FDA. We'll then seek to advance from the feasibility study to the pivotal trial by the end of the first quarter or the start of the second quarter next calendar year.

corporatefile.com.au
Following completion of this feasibility study, will you be on track to begin by mid-year a clinical trial involving the recruitment of 95 BTT patients over 18 months? Is your targeted time frame of two years from start to completion for this trial still feasible?

COO Peter Crosby
If everything goes to plan, we'll be on track to recruit all of the patients within an 18-month time frame, and then the last patient must meet the follow-up end point before the trial is complete.

We believe that a two-year time frame to complete the trial is achievable, bearing in mind that it's very difficult to be precise about a time line. That is because much depends on the quality and analysis of the clinical data, which can, and often does, necessitate changes to be made within the trial. And although we can project the number of trial patients, the FDA has the right to request more patients at any time. They have done so in several trials of other companies in the past. In addition, the total number of trial patients and people who'll perform the trial can also depend on the results of our feasibility study.

We've set ourselves extremely ambitious milestones and a very short time frame and we're determined to meet them. However, we are very cautious about making strong commitments about the future because of the many unknowns.

corporatefile.com.au
In an Open Briefing on 13 April 2005, CEO Dr. Colin Sutton talked of preparing a separate Investigational Device Exemption (IDE) application for a Destination Therapy (DT) trial in the US. Are you on track to lodge the IDE application for a DT trial by year end?

COO Peter Crosby
While we probably could submit an IDE for a DT trial by year end, I'm not sure it's the best idea; the issue for us is not when we start the trial or when we submit the IDE application but pursuing the best strategy to complete the trial as quickly as possible.

The FDA's present requirements for a DT trial are onerous and there are probably smart ways of designing and conducting a trial that will enable us to achieve the best possible end result quicker. It might take some time to work with the FDA and for our clinical trial partners to agree on a trial design to achieve our objectives more quickly, so a delay in the submission of an IDE application could occur if that's part of the right strategy.

corporatefile.com.au
In his address to the American Chamber of Commerce on 19 May 2005, Dr. Sutton mentioned having worked on establishing risk management systems and

operational protocols to reduce business risks and clinical risks. What risks have you identified and how are you managing them?

COO Peter Crosby
We face the kinds of risks typically associated with medical device companies, such as product problems which need to be addressed as clinical trials are carried out, unanticipated clinical interaction between product and patient, and risks associated with participating in a very competitive market.

We're extremely focused on achieving success in our target market while ensuring we manage risks as best we can. We've put in place the quality, documentation and reporting systems to ensure that risks are minimised and I'm confident that our management team has the necessary experience to deal with them.

corporatefile.com.au
In his address, Dr. Sutton also talked about the progressive building of infrastructure to manage and operate all of Ventracor's critical processes such as laser welding, sterilisation and titanium machining in-house. What are your targeted objectives in bringing in-house these processes?

COO Peter Crosby
We aim to have in-house all the processes which are critical to the performance, safety and costs of our product, as well as any proprietary processes which give us as a competitive edge. We'll also look to outsource non-critical processes that others could handle better or more cheaply. We've already done so in the US, for example, where we've outsourced the design and development of the electronic case report form and very extensive database for collecting our clinical trial data, all of which were outside our core competencies and on which we weren't prepared to spend shareholders' capital.

corporatefile.com.au
Is the generation of sales by early 2006 still a realistic objective of yours? What will be the main challenges in taking VentrAssist™ to market?

COO Peter Crosby
We'll still be in clinical trials in the US in 2006. However, the procedure will be entitled to reimbursement during the clinical trial, and we'll be working with our clinical investigators to obtain the best possible reimbursement for the implant procedure and our product.

Our investigators will also be making substantial investments in terms of their time and money while participating in our trial and we'll need to help them defray their costs. Patients are not expected to pay to participate in the trial and so we're going to have to pay for some of the costs and at the same time maximise reimbursement. Our objective is to get to market with an approved product in the shortest possible time, and we thus could find ourselves in a position where we need to defer some sales revenue from some centres in order to get to market faster.

In Europe it'll be very challenging for us to obtain any revenue during the clinical trial. But once we've received CE Mark approval, we can start our sales and marketing efforts.

corporatefile.com.au
Do you regard pricing as an issue in this market?

COO Peter Crosby
Pricing is an issue in every market, and this market is no different.

In the US, the whole procedure is reimbursed under what's called a Diagnosis Related Group 103 which pays for the hospital costs and the costs of the product in the amount of US$130,000 to US$160,000, depending on the State where the hospital is based.

Unfortunately, medical costs are increasing worldwide, so we may find pressure on the product price as more of the total reimbursement is consumed by the hospital and clinical costs. A similar DRG mechanism exists in most developed countries so we'll need to work closely with our clinical partners to find ways to minimise total costs so that we can maintain the payments paid to us. For example, we might design a device or make improvements so that it would be easier to implant and follow up, which could result in lower clinical costs. That way, we could maintain or even expand our proportion of the total reimbursement.

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Ventracor's ongoing European CE Mark trial is aimed at obtaining approval to sell VentrAssist™ in Europe. Could you update us on the progress you've made in the European trial? What's a realistic time frame for its completion and the CE Mark application?

COO Peter Crosby
The CE Mark trial is going well. As we've said in the past, we cannot report outcomes of the trial or even detail recruitment numbers because that reporting might invalidate the results of our trial, which would slow us down. However, we do believe we're on track to complete the recruitment of 30 patients by the end of the year.

After that, each of the patients must meet the primary clinical end point, after which we'll collect and analyse the data. By the time we've completed the follow-up and assembled the data, we quite possibly might be able to submit the CE Mark application by the middle of next year.

corporatefile.com.au
What are your thoughts on the outlook for the rest of the calendar year?

COO Peter Crosby
This is an industry that's moving very rapidly. I've experienced the development of two or three similar industries in my career in pacemakers, implantable defibrillators and automatic external defibrillators.

There are many companies who continue to chase a potentially huge market which is yet to materialise. We expect the industry to consolidate fairly quickly, especially as issues relating to intellectual property and competition for capital, clinical investigations and patients become more and more acute. We've seen some industry consolidation already; the market leader, Thoratec, was consolidated from four companies and World Heart is the consolidation of three.

We believe that Ventracor is well-positioned to become a significant global player in the field of implantable blood pumps with a strong intellectual property base, a technologically advanced product and an experienced and competent management team. But even if we're on the right track, we still have to run hard not to be overtaken, so our primary emphasis is time to market, and we're putting so much effort into striving for success so we can give the gift of life to many people who might otherwise die. That is why I work in this industry and why I work for Ventracor.

corporatefile.com.au
Thank you Peter.

To read previous Ventracor Limited Open Briefings, or to receive future Open Briefings by email, please visit www.corporatefile.com.au.

For more information about Ventracor Limited, view www.ventracor.com or call Chief Executive Officer Colin Sutton PhD or Manager, Investor Relations, Andrew Geddes on (02) 9406 3100.